Exhibit 99.45
Quest Uranium Corporation
QUEST URANIUM GRANTS STOCK OPTIONS
Toronto, March 15, 2010 — Quest Uranium Corporation (“Quest”) (TSX-V : QUC) announces that its Board of Directors has today granted stock options to seven directors and/or officers in respect of an aggregate of 380,000 common shares. The options were granted under Quest’s 2007 Stock Option Plan.
The exercise price of the options is $2.56 per share, equal to the last closing price of Quest’s common shares on the TSX Venture Exchange. The options expire in ten years.
About Quest Uranium
Quest Uranium Corporation is a Canadian-based, exploration company focused on the identification and discovery of new world-class Rare Earth deposit opportunities. The Company is publicly-listed on the TSX Venture Exchange as “QUC” and is led by a highly-respected management and technical team with a proven mine-finding track record. Quest is currently advancing several high-potential projects in Canada’s premier exploration areas: the Strange Lake area of northeastern Québec, the Kenora area of northwestern Ontario and the Plaster Rock area of northwestern New Brunswick. Quest’s 2009 exploration led to the discovery of a significant new Rare Earth metal deposit, the B-Zone, on its Strange Lake property in northeastern Québec. The Corporation is currently completing a 43-101 Resource Estimate and Metallurgical studies as part of an on-going economic evaluation of the deposit. Quest continues to pursue high-value project opportunities throughout North America.
For further information please contact:
Peter J. Cashin
President & CEO
Tel: (416) 916-0777 or 1-887-916-0777
Fax: (416) 916-0779
E-mail: info@questuranium.com
URL: www.questuranium.com
Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.